UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 9, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A. Publicly-Held Company Corporate Taxpayer ID CNPJ/MF no. 60.643.228/0001-21 Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793 MATERIAL FACT FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (B3: FIBR3 | NYSE: FBR), in accordance with the article 157, paragraph 4th, of the Law n. 6.404/76, as amended (“Corporate Law”), and article 2 of CVM Instruction n. 358/2002, as amended (“ICVM 358/2002”), in response to the CVM Letter 74/2018/CVM/SEP/GEA-2 (Annex I), hereby informs its shareholders and the market in general that, after asking its controlling shareholders in respect of a potential association with Suzano in the terms of the above mentioned Letter, has obtained the following information: “In addition to the information disclosed to the market on February 19, 2018, in response to the Letter 211/2018-SAE of B3 S.A. – Brasil, Bolsa e Balcão, the controlling shareholders of Fibria, Votorantim S.A. and BNDES Participações S.A. – BNDESPAR, hereby inform that we are keeping discussions with Suzano and its controlling shareholders, aiming to evaluate a possible business involving Fibria and Suzano. The involved parties are yet analyzing the eventual possibilities to enable the transaction. However, there is no definition of terms and conditions for the conclusion of an eventual transaction. Fibria’s controlling shareholders affirm that, despite the negotiation, there is no certainty that such business will materialize. Aware of our responsibility under the applicable law and regulation, we reinforce our commitment to timely communicate any material development of this matter, if any.” Finally, the Company informs that it is not part of such negotiations and does not have any additional information. São Paulo, March 9, 2018. FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investors Relations Officer

COMISSAO DE VALORES MOBILIARIOS Rua Sete de Setembro, 111/2-5° e 23-34° Andares, Centro, Rio de Janeiro/RJ - CEP: 2 5 -! 1 - "rasi# - $e#%: &21' 3554-()() Rua Cin*inato "ra+a, 34 /2°, 3° e 4° Andares, "e#a ,ista, S-o Pau#o/ SP - CEP: 1333-1 - "rasi# - $e#%: &11' 214)-2 SC. /% 2 - "#% A - Ed% Cor0orate 1inan*ia# Center, S%4 4/4° Andar, "ras2#ia/31 - CEP: 4 412-! - "rasi# -$e#%: &)1' 3324-2 3 /2 31 555%*6m%+o6%br 782*io n° 44/2 1(/C,9/SEP/:EA-2 Rio de Janeiro, ( de mar;o de 2 1(% Ao Sen<or :=>?@ER9E PER"7ARE CA,A?CA.$> 3iretor de Re#a;Bes *om >n6estidores da FIBRIA CELULOSE S.A. Rua 1idCn*io Ramos, 3 2, $orre ", 3° e 4° andares ,i#a 7#2m0ia 4551-1 S-o Pau#o D SP $e#%: &11' 213(-45)5 1aE: &11' 213(-4 )) E-mai#: irF8ibria%*om%br C/C: emissoresFb3%*om%brG ana%0ereiraFb3%*om%brG maiara%madureiraFb3%*om%brG mar*e#o%<e#iodorioFb3%*om%brG ne#son%orte+aFb3%*om%br Assunto: Solicitacao d scla! ci" ntos so#! not$cias % iculadas na "$dia PreHado Sen<or 3iretor, 1% Re0ortamo-nos Is not2*ias 6ei*u#adas nas 0J+inas do Korna# Valor Economico e do 0orta# Infomoney na rede mundia# de *om0utadores no dia 5 de mar;o de 2 1(, intitu#adas LSuHano e 1ibria est-o 0erto de anun*iar 8us-o, diHem 8ontesL e L1ibria e SuHano sa#tam 5M a0Ns Korna# noti*iar Oue *om0an<ias est-o 0erto de 8us-oG 4 a;Bes rea+em a ba#an;osL, nas Ouais *onstam as se+uintes in8orma;Bes: Su&ano Fi#!ia stao ' !to d anuncia! (usao) di& " (ont s Por Ivo Ribeiro, Stella Fontes e Francisco Goes SP7 PA=?7 E R>7 &Atua#iHada Is 12<11' A SuHano Pa0e# e Ce#u#ose e a 1ibria, as duas maiores 0rodutoras mundiais de *e#u#ose de eu*a#i0to, est-o 0erto de anun*iar um a*ordo de *ombina;-o de seus ati6os% 7 8ormato 8ina# da o0era;-o ainda estJ em dis*uss-o, mas uma das 0remissas KJ de8inidas Q a sa2da da ,otorantim do ne+N*io e a assun;-o do *ontro#e da no6a em0resa 0e#a SuHano, se+undo 8ontes de mer*ado% A*ionista de ambas, o "an*o .a*iona# de 3esen6o#6imento E*onRmi*o e So*ia# &".3ES' de6e manter uma 0arti*i0a;-o re#e6ante na no6a *om0an<ia% Por meio da sua em0resa de 0arti*i0a;Bes a*ionJrias, a ".3ESPar, o ban*o detQm 2!, (M da 1ibria e ),()M da SuHano%

Em entre6ista ao ,a#or, o 0residente do ".3ES, Pau#o Rabe##o de Castro, *on8irmou as *on6ersas% A SuHano *orre 0ara amarrar o Ouanto antes um a*ordo de *om0ra da 1ibria, diante da 0ossibi#idade de Oue outros interessados S *om0etidores estran+eiros S a0resentem 0ro0ostas 8irmes mais a+ressi6as, a0urou o ,a#or% =m dos maiores desa8ios neste momento Q *on*i#iar os interesses de *om0rador e 6endedores% A SuHano bus*a reduHir ao m2nimo 0oss26e# o desembo#so de re*ursos na o0era;-o% Por sua 6eH, a ,otorantim tem a inten;-o de se des8aHer de toda a sua 0arti*i0a;-o em uma Tni*a eta0a% Pe#o estatuto da 1ibria, *aso a ,otorantim 6enda os 2!,42M Oue 0ossui na *om0an<ia, o *om0rador terJ de estender a o8erta a todos os a*ionistas da em0resa% E isso e#e6arJ o 6a#or da o0era;-o, *onsiderando-se 0re;os de mer*ado, a a#+o em torno de =SU 1 bi#<Bes, KJ des*ontada a d26ida #2Ouida% 7 ,a#or a0urou Oue uma a#ternati6a *onsiderada 0ara e6itar a o8erta 0Tb#i*a de aOuisi;-o &7PA', obri+atNria em *aso de aOuisi;-o de 25M ou mais das a;Bes da 1ibria, Q Oue a ,otorantim re*eba 0a+amento em din<eiro 0or atQ 24,!M de sua 0arti*i0a;-o% E troOue os 4,52M remanes*entes 0or a;Bes da no6a em0resa, 0ermane*endo 0or determinado tem0o *omo minoritJria ou in6estidora% 9ais I 8rente, a ,otorantim 0oderia 6ender essas a;Bes no mer*ado% Para Oue esse mode#o 0re6a#e;a, tambQm serJ ne*essJrio o a6a# do ".3ES, a#Qm de *ontem0#ar interesses internos do ban*o% 7 ".3ES re*eberia a;Bes da no6a em0resa em tro*a dos 2!, (M Oue 0ossuiu na 1ibria e dos ),)(M de SuHano% Se+undo 8ontes, dentro do ban*o estata# <J um +ru0o Oue de8ende a 0ermanCn*ia no *a0ita# da *om0an<ia resu#tante da *om0ra da 1ibria 0e#a SuHano% 7utro a6a#ia Oue esse Q o momento de monetiHa;-o do in6estimento rea#iHado <J anos 0e#o ban*o nessa indTstria e de8ende a 6enda das a;Bes num bom momento 0ara os 0re;os em bo#sa% JJ <J uma eOui0e desta*ada dentro do ban*o 0ara traba#<ar esse tema% A de*is-o do ".3ES en6o#6e ainda outro 8ator estratQ+i*o, se+undo 8ontes da indTstria% A#Qm da SuHano, <J outros interessados na 1ibria e 0e#o menos um de#es, a Pa0er EE*e##en*e &PE', KJ estaria em bus*a de 8inan*iamento 0ara 8aHer uma o8erta 0or 1 M da 0rodutora de *e#u#ose dos Erm2rio de 9oraes% Com isso, <J ris*o de mais uma em0resa do setor, e a maior de#as, 0assar Is m-os do *a0ita# estran+eiro% A indonQsia PE n-o titubeou em o8ere*er RU 15 bi#<Bes 0e#a E#dorado "rasi# em setembro, da JV1 >n6estimentos, tirando da 8rente 6Jrios interessados, in*#usi6e a 1ibria% 3e a*ordo *om 8ontes ou6idas 0e#o ,a#or, as 8am2#ias *ontro#adoras da SuHano e da 1ibria entendem Oue a o0era;-o mais interessante 0assa 0e#a *ombina;-o dos ati6os das duas em0resas% 9as outras o8ertas n-o ser-o i+noradas% Pro*uradas, a ,otorantim e a SuHano n-o *omentaram o assunto% *+a ca!a* J J Pau#o Rabe##o de Castro *on8irmou ao ,a#or Oue o ban*o 6em *on6ersando *om re0resentantes de 1ibria e de SuHano Pa0e# e Ce#u#ose sobre a 0oss26e# 8us-o entre as duas em0resas%

Se+undo o 0residente do ".3ES, eEiste uma ne+o*ia;-o em *urso entre as duas *om0an<ias, e nessas dis*ussBes o ban*o tem tido uma 0arti*i0a;-o ati6a% W$emos *on6ersado e estamos inte+rados nesse traba#<o Oue Q o de Kuntar esses dois +i+antes Xdo setor de 0a0e# e *e#u#oseYZ, disse% /uestionado sobre se as *on6ersas a0ontam no sentido de a 8us-o entre SuHano e 1ibria ser 0oss26e#, Rabe##o de Castro res0ondeu: WEstJ na *ara Oue a 8us-o Q uma 0ossibi#idade, mas estamos em momento em Oue nada mais 0ode ser dito%Z Fi#!ia Su&ano salta" ,-a'.s /o!nal noticia! 0u co"'an1ias stao ' !to d (usao2 3 ac4 s ! a5 " a #alancos Lara Rizerio Fi#!ia 6FIBR78Su&ano 6SU9B78 As a;Bes da 1ibria e SuHano dis0aram nesta sess-o, a0Ns o ,a#or E*onRmi*o noti*iar Oue as duas maiores 0rodutoras mundiais de *e#u#ose de eu*a#i0to, est-o 0erto de anun*iar um a*ordo 0ara *ombinar seus ati6os% Se+undo o Korna#, o 8ormato 8ina# da o0era;-o ainda estJ em dis*uss-o, mas uma das 0remissas KJ de8inidas Q a sa2da da ,otorantim do ne+N*io e a assun;-o do *ontro#e da no6a em0resa 0e#a SuHano, se+undo 8ontes de mer*ado ou6idas 0e#a 0ub#i*a;-o% Se+undo8ontesou6idas0e#oKorna#, as 8am2#ias *ontro#adoras da SuHano e da 1ibria entendem Oue a o0era;-o mais interessante 0assa 0e#a *ombina;-o dos ati6os das duas em0resas% 9as outras o8ertas n-o ser-o i+noradas% Ainda no radar das em0resas, a 1ibria anun*ia no6o aumento de 0re;o de *e#u#ose, de =SU 2 a tone#ada 0ara a Euro0a e AmQri*a do .orte, e de =U 1 a tone#ada 0ara a [sia, 6J#ido a 0artir de 1 de abri#% Assim, os no6os 0re;os de re8erCn*ia 0or re+i-o ser-o: de =SU 1% 5 a tone#ada na Euro0a, =SU 1%23 a tone#ada na AmQri*a do .orte e =SU (4 a tone#ada na [sia% A res0eito, reOueremos a mani8esta;-o de ,%S\ sobre a 6era*idade das 6ei*u#adas na not2*ia, " s' cial a ! s' ito dos t! c1os d stacados, e, *aso 2% a8irma;Bes a8irmati6o, so#i*itamos es*#are*imentos adi*ionais a res0eito do assunto, bem *omo in8ormar os moti6os 0e#os Ouais entendeu n-o se tratar o assunto de 1ato Re#e6ante, nos termos da >nstru;-o C,9 n° 35(/ 2% 3% :al "ani( stacao d % !; inclui! c.'ia d st O($cio s !nca"in1ada ao Sist "aI<E) cat 5o!ia=Co"unicadoao M !cado>)ti'o=Escla! ci" ntos so#! 0u stiona" ntos da CVM?B7>. O at ndi" nto @ '! s nt solicitacao d "ani( stacao 'o! " io d Co"unicado ao M !cado nao Ai" a % ntual a'u!acao d ! s'onsa#ilidad ' la nao di%ul5acao t "' sti%a d Fato R l %ant ) nos t !"os da Inst!ucao CVM nB 7,C?DE. 4% Ressa#tamos Oue, nos termos do arti+o 3° da >nstru;-o C,9 n° 35(/ 2, *um0re ao 3iretor de Re#a;Bes *om >n6estidores di6u#+ar e *omuni*ar I C,9 e, se 8or o *aso, I bo#sa de 6a#ores e entidade do mer*ado de ba#*-o or+aniHado em Oue os 6a#ores mobi#iJrios de emiss-o da *om0an<ia seKam admitidos I ne+o*ia;-o, Oua#Ouer ato ou 8ato re#e6ante o*orrido ou re#a*ionado aos seus ne+N*ios, bem *omo He#ar 0or sua am0#a e imediata dissemina;-o, simu#taneamente em todos os mer*ados em Oue tais 6a#ores mobi#iJrios seKam admitidos I ne+o*ia;-o% 5% ?embramos ainda da obri+a;-o dis0osta no 0arJ+ra8o Tni*o do arti+o 4° da >nstru;-o C,9 n° 35(/ 2, de inOuirir os administradores e a*ionistas *ontro#adores da

Com0an<ia, # " co"o todas as d "ais ' ssoas co" ac sso a atos ou (atos ! l %ant s, *om o obKeti6o de a6eri+uar se estas tCm *on<e*imento de in8orma;Bes Oue de6am ser di6u#+adas ao mer*ado *om o obKeti6o de a6eri+uar se estes teriam *on<e*imento de in8orma;Bes Oue de6eriam ser di6u#+adas ao mer*ado% )% 3esta*amos Oue a C,9 6em entendendo Oue, na <i0Ntese de 6aHamento da in8orma;-o ou se os 0a0Qis de emiss-o da *om0an<ia os*i#arem ati0i*amente, o 8ato re#e6ante de6e ser imediatamente di6u#+ado, ainda Oue a in8orma;-o se re8ira a o0era;Bes em ne+o*ia;-o &n-o *on*#u2das', tratati6as ini*iais, estudos de 6iabi#idade ou atQ mesmo I mera inten;-o de rea#iHa;-o do ne+N*io &6ide Ku#+amento do Pro*esso C,9 RJ2 )/5!2(14 e do PAS C,9 n° 24/ 51('% Caso a in8orma;-o re#e6ante es*a0e ao *ontro#e da administra;-o ou o*orra os*i#a;-o at20i*a na *ota;-o, 0re;o ou Ouantidade ne+o*iada dos 6a#ores mobi#iJrios de emiss-o da *om0an<ia aberta ou a e#es re8eren*iados, o 3R> de6erJ inOuirir as 0essoas *om a*esso a atos ou 8atos re#e6antes, *om o obKeti6o de a6eri+uar se estas tCm *on<e*imento de in8orma;Bes Oue de6am ser di6u#+adas no mer*ado% =ma 6eH Oue se *onstate a 6ei*u#a;-o de not2*ia na im0rensa en6o#6endo in8orma;-o ainda n-o di6u#+ada 0e#o emissor, 0or meio do 9Ndu#o >PE do Sistema Em0resas%.E$, ou a 6ei*u#a;-o de not2*ia Oue a*res*ente 8ato no6o sobre uma in8orma;-o KJ di6u#+ada, *om0ete I administra;-o da *om0an<ia e, em es0e*ia#, ao seu 3R> ana#isar o 0oten*ia# de im0a*to da not2*ia sobre as ne+o*ia;Bes e, se 8or o *aso, mani8estar-se de 8orma imediata sobre as re8eridas not2*ias, 0or meio do 9Ndu#o >PE do Sistema Em0resas%.E$, e n-o somente a0Ns re*ebimento de Ouestionamento da C,9 ou da "3% 4% Assim sendo, nos *asos em Oue se identi8iOuem 8a#<as na di6u#+a;-o de ato ou 8ato re#e6ante, sem 0reKu2Ho da in6esti+a;-o de e6entua# uti#iHa;-o de in8orma;-o 0ri6i#e+iada, o 3R>, bem *omo os a*ionistas *ontro#adores, demais diretores, membros do *onse#<o de administra;-o, do *onse#<o 8is*a# e de OuaisOuer Nr+-os *om 8un;Bes tQ*ni*as ou *onsu#ti6as, *riados 0or dis0osi;-o estatutJria, est-o suKeitos I a0ura;-o de res0onsabi#idade 0e#a e6entua# in8ra;-o aos *itados arti+os 3°, 4° e )° da >nstru;-o C,9 n° 35(/ 2 e aos arti+os 155, ] 1°, e 154, ] 4° da ?ei n° )%4 4/4), *on8orme o *aso% (% 3e ordem da Su0erintendCn*ia de Re#a;Bes *om Em0resas - SEP, a#ertamos Oue *aberJ a esta autoridade administrati6a, no uso de suas atribui;Bes #e+ais e, *om 8undamento no in*iso >>, do arti+o !°, da ?ei n° )%3(5/1!4), e no arti+o 4° */* o arti+o !° da >nstru;-o C,9 n° 452/24, determinar a a0#i*a;-o de mu#ta *ominatNria, no 6a#or de RU 1% , &mi# reais', sem 0reKu2Ho de outras san;Bes administrati6as, 0e#o n-o atendimento ao 0resente 782*io, atF o dia G d "a!co d EDHC% Aten*iosamente, 3o*umento assinado e#etroni*amente 0or Iuil1 !" Roc1a Lo' s, I ! nt , em (/ 3/2 1(, Is 15:54, *om 8undamento no art% )°, ] 1°, do 3e*reto n° (%53!, de ( de outubro de 2 15% A autenti*idade do do*umento 0ode ser *on8erida no site <tt0s://sei%*6m%+o6%br/*on8erir^autenti*idade, in8ormando o *Ndi+o 6eri8i*ador DJ,7,DJ e o *Ndi+o CRC CCF7KFFK% This oc!ment"s a!thenticity can be verifie by accessin# htt$s%&&sei'cvm'#ov'br&conferir(a!tentici a e, an ty$in# the )*+ i#o Verifica or) o4535o4 an the )*+ i#o *R*) BCF36FF6' R ( !Lncia: Pro*esso n° 1!!54% 1!(3/2 1(-)( 3o*umento SE> n° 4535 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO